QuatRx Pharmaceuticals Company
                     777 East Eisenhower Parkway, Suite 100
                            Ann Arbor, Michigan 48108
                                 (734) 913-9900



July 7, 2006


Via Edgarlink and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop - 4561
100 F Street, N.E.
Washington, DC  20549

Attention:        Mr. Zafar Hasan, Mr. Jeffrey Reidler,
                  and Mr. Joe Roesler

Re:      QuatRx Pharmaceuticals Company
         Form S-1 Registration Statement
         File No. 333-131537

Dear Gentlemen:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), QuatRx Pharmaceuticals Company (the "Company") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the Company's Registration Statement (File No. 333-131537) on Form S-1 filed with the Commission on February 3, 2006 and amended on March 15, 2006, April 4, 2006, April 20, 2006 and April 24, 2006 (the "Registration Statement"), together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

     The Registration Statement was filed in connection with a proposed initial public offering of the Company's common stock, par value $0.01 per share (the "Common Stock"). The Company has determined not to move forward with its proposed initial public offering at this time due to unfavorable market conditions. Because the Company does not intend to proceed with the proposed offering at this time, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act. Since the Registration Statement was not declared effective by the Commission, no sales of the Company's Common Stock were made pursuant to the Registration Statement. Pursuant to Rule 477(c) of the Act, the Company also advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

     In addition, the Company hereby respectfully applies to the Commission for consent to the withdrawal of the Company's Registration Statement (File No. 000-51893) on Form 8-A filed with the Commission on April 4, 2006, together with all exhibits thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

     If you have any questions, please contact Stephen M. Davis or Peter DiIorio of Heller Ehrman LLP at 212-832-8300.



                                     Sincerely,

                                     QuatRx Pharmaceuticals Company

                                     /s/ GARY ONN

                                     Gary Onn
                                     Chief Executive Officer